September 15, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re:  Waters Instruments, Inc.- File No. 0-1388, CIK 104987 — Preliminary Proxy Materials

Ladies/Gentlemen:

Enclosed for filing herewith pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 are the Notice of Annual Meeting, Proxy Statement and Proxy relating to the Annual Meeting of Shareholders of Waters Instruments, Inc. to be held on October 26, 2004.

Pursuant to Instruction 3 to Item 10 of Schedule 14A, a copy of the Company’s 2004 Equity Incentive Plan is being filed as an appendix to the Proxy Statement; however, it is not being furnished to shareholders.  At the Annual Meeting, the shareholders will be asked to approve the 2004 Plan.  It is expected that the securities under the 2004 Plan will be registered under the Securities Act of 1933 on or about December 1, 2004.

If you have any questions or comments, please contact the undersigned.

Very truly yours,

/s/Elizabeth McGraw Reiskytl

Elizabeth McGraw Reiskytl

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN  55402

Telephone:  612-492-7162

Fax:  612-492-7077

Enclosures